Morse, Zelnick, Rose & Lander

A LIMITED LIABILITY PARTNERSHIP

405 PARK AVENUE

NEW YORK, NEW YORK 10022-2605

212-838-1177

FAX – 212-838-9190

October 4, 2011

WRITER’S DIRECT LINE

(212) 838-8599

Mr. Jay E. Ingram, Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:

Blue Moose Media, Inc.

Current Report on Form 8-K

Filed August 25, 2011

File No. 0-53769

Dear Mr. Ingram:

As counsel to Blue Moose Media, Inc. (the “Company”), we have prepared this letter on the Company’s behalf to advise the Staff  that we expect to respond to the Staff’s comment letter dated September 21, 2011 (the “Comment Letter”) regarding the above-referenced Form 8-K (the “Current Report”) by Tuesday, October 11, 2011.

Yours truly,

/s/ John C. Hui

John C. Hui